UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2015

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 14, 2015, Concordia Healthcare Corp. (the “Corporation”) issued a press release announcing the adoption of an advance notice bylaw. In conjunction with this announcement the Corporation is filing the following exhibits:

Exhibit 99.1	Press release of the Corporation dated October 14, 2015.

Exhibit 99.2	Articles of Incorporation of the Corporation dated January 20, 2010.

Exhibit 99.3	Bylaw no. 1 of the Corporation dated January 21, 2010.

Exhibit 99.4	Amendment to the Articles of Incorporation of the Corporation dated December 18, 2013.

Exhibit 99.5	Bylaw no. 2 of the Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson

	Title:	Chief Executive Officer

Date: October 14, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Corporation dated October 14, 2015.

99.2	Articles of Incorporation of the Corporation dated January 20, 2010.

99.3	Bylaw no. 1 of the Corporation dated January 21, 2010.

99.4	Amendment to the Articles of Incorporation of the Corporation dated December 18, 2013.

99.5	Bylaw no. 2 of the Corporation.